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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                        UNDER THE SECURITIES ACT OF 1934

                               (AMENDMENT NO. 11)

                             POGO PRODUCING COMPANY
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                                (NAME OF ISSUER)


       COMMON STOCK, $1.00 PAR VALUE                           730448107
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      (TITLE OF CLASS OF SECURITIES)                         (CUSIP NUMBER)


Check the following box if a fee is being paid with the statement [_].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                        (Continued on following page(s))
                               (Page 1 of 6 Pages)

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NYFS01...:\06\56706\0001\2487\FRM2199P.V90

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CUSIP No.               730448107                       13G                   Page 2 of 6
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
       1          NAME OF REPORTING PERSON:            KLINGENSTEIN, FIELDS & CO., L.L.C.
                  S.S. OR I.R.S. IDENTIFICATION NO. OF         13-3479093
                  ABOVE PERSON:
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       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                        (A) [_]
                                                                                           (B) [_]
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       3          SEC USE ONLY

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       4          CITIZENSHIP OR PLACE OF              DELAWARE
                  ORGANIZATION:

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      NUMBER OF           5    SOLE VOTING POWER:              0
        SHARES
                       --------------------------------------------------------------------------------
     BENEFICIALLY         6    SHARED VOTING POWER:            0
       OWNED BY
                       --------------------------------------------------------------------------------
         EACH             7    SOLE DISPOSITIVE POWER:         0
       REPORTING
                       --------------------------------------------------------------------------------
     PERSON WITH          8    SHARED DISPOSITIVE POWER:       3,147,646

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       9          AGGREGATE AMOUNT BENEFICIALLY                3,147,646
                  OWNED BY REPORTING PERSON:

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       10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                      [_]
                  CERTAIN SHARES:

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       11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                    7.84%

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       12         TYPE OF REPORTING PERSON:            IA

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

Item 1

     (a)   Name of Issuer

           Pogo Producing Company

     (b)   Address of Issuer's Principal Executive Offices

           Five Greenway Plaza
           Suite 2700
           Houston, Texas  77046-0504

Item 2

     (a)   Name of Person Filing

           See Item 1 of the Cover Page attached hereto

     (b)   Address of Principal Business Office or, if none, Residence

           787 Seventh Avenue
           New York, New York  10019

     (c)   Citizenship

           See Item 4 of the Cover Page attached hereto

     (d)   Title of Class of Securities

           Common Stock, par value $1.00 per share

     (e)   CUSIP Number

           730448107

Item 3

     (e) Klingenstein, Fields & Co., L.L.C. is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

Item 4

     (a)   Amount Beneficially Owned

           See Item 9 of the Cover Page attached hereto

     (b)   Percent of Class

           See Item 11 of the Cover Page attached hereto

     (c)   Number of shares as to which such person has:

             (i) Sole power to vote or to direct the vote

                 See Item 5 of the Cover Page attached hereto

            (ii) shared power to vote or to direct the vote

                 See Item 6 of the Cover Page attached hereto

           (iii) sole power to dispose or to direct the disposition of

                 See Item 7 of the Cover Page attached hereto

            (iv) shared power to dispose or to direct the disposition of

                 See Item 8 of the Cover Page attached hereto

Item 5
           Ownership of Five Percent or Less of a Class

           Not applicable

Item 6
           Ownership of More than Five Percent on Behalf of Another Person

           Not applicable

Item 7
           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

           Not applicable

Item 8
           Identification and Classification of Members of the Group

           Not applicable

Item 9
           Notice of Dissolution of Group

           Not applicable

Item 10
           Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE



           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 19, 1999
                                       Klingenstein, Fields & Co., L.L.C.

                                       By: /s/Jonathan Roberts
                                           -----------------------------------
                                           Jonathan Roberts, Member